EXHIBIT 3.4.1

                                SELLING AGREEMENT

This Selling Agreement ("Agreement"), is entered into as of September 10th, 1998, by and among Power Source, a California corporation, West Coast Energy, Inc., a Nevada corporation (collectively referred to hereafter as "Promoter") and Power Capital Funding Group, Inc., a California corporation, ("Selling Agent").

                                    RECITALS

A. Promoter is a Nevada corporation which desires to establish, fund and contract for the funding of one or more Colorado limited liability partnerships (the "Partnership" or "Partnerships") to be managed initially by third party identified by Selling Agent. If successfully funded, each Partnership will be managed by Promoter management subsidiary and will assume control of partnership management activities. Each Partnership will acquire exclusive rights of income stream, relating to the sale of electricity by Promoter in certain territories within the State of California. Additionally, funding of each Partnership will be intended to provide working capital for each Partnership and to reimburse offering expenses related to each Partnership.

B. Selling Agent is a California corporation master independent sales organization which desires to be retained by Promoter to identify other independent sales organizations ("ISO's") to market and sell limited liability partnership interests in the Partnerships. Units in each such Partnership are referred to herein as the "Units".

In consideration of the foregoing and following premises, promises, representations, warranties, covenants and conditions, and for other good and valuable consideration, the sufficiency, adequacy and receipt of which is hereby acknowledged, the parties hereby agree as follows:

                                    AGREEMENT

1. RECITALS. The Recitals are a material part of this Agreement.

2. ENGAGEMENT OF SELLING AGENT. Promoter hereby engages Selling Agent, and Selling Agent hereby accepts the engagement by Promoter to identify independent selling organizations ("ISO's") to market and sell the Units pursuant to the terms and conditions of and subject to the restrictions contained in this Agreement. Selling Agent shall take whatever actions are reasonably necessary to assure that Selling Agent's ISO's execute ISO contracts with Selling Agent and that such ISO's comply with the terms of such ISO contracts. Selling Agent shall handle all package requests from its ISO's and fulfill all such requests as it deems appropriate. Selling Agent shall coordinate all customer service activities between and among prospective and investing partners identified by or through Selling Agent's ISO's.

3. METHOD OF SALES. Selling Agent shall have the exclusive control over the methods and means of identifying ISO's to sell the Units and may do so in any way and through any medium that it desires, provided that Selling Agent complies with the terms of this Agreement and any particular offering memorandum for whatever Partnership(s) Selling Agent's ISO's are selling from time to time and subject to the following limitations on the methods which ISO's identified and contracted with by Selling Agent may sell the Units:

         3.1. ADVERTISING AND SUPPORT. Selling agent may advertise the sale of Units within state or federal securities guideline. Selling Agent may offer or sell the Units by any form of general solicitation or general advertising, including, but not limited to the following: 1) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television, radio or through the internet or online service providers; or 2) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising. Promoter shall provide Selling Agent with training support and investor promotional materials, including, without limitation, brochures and support documents, etc. Selling Agent is responsible for lead generation, which may be supplemented by Promoter (television and cable broadcast infomercials and network marketing programs (Multi-level marketing)) Any and all ISO inquiries to Promoter shall be referred by Promoter directly to Selling Agent.

         3.2. OFFERS AND SALES OF UNITS. Selling Agent represents and warrants that at the time of selling the Units to a prospective purchaser Selling Agent will possess a factual basis of evaluating a prospective offeree's financial circumstances and sophistication to determine whether an investment in the Units is appropriate for the prospective offeree in light of the merits and risks of the investment in the Units. To that end, Selling Agent shall review any and all subscription applications submitted to Selling Agent by any Selling Agent ISO's to determine that such subscription applications have been properly completed, executed and, if applicable, initialed and that any investor completing such applications does, in fact, represents in such applications that such investor qualifies to invest in the Partnership.

         3.3. REPRESENTATIONS. Selling Agent shall instruct any prospective investor that any and all representations with respect to the Units are contained in and limited to the representations made in the offering memorandum for the Partnership in which the prospective investor is contemplating investing. Selling Agent shall instruct Selling Agent's ISO's to make no material misstatement of fact and not to omit to state a material fact necessary to make any statements by Selling Agent not misleading in connection with the offering or sale of the Units.

         3.4. COMPLIANCE WITH APPLICABLE LAWS. Selling Agent shall instruct Selling Agent's ISO's to comply with any and all federal, state and local laws applicable to their business and its activities in connection with this Agreement.

         3.5. PROVISION OF OFFERING MATERIALS. Any and all information provided to prospective investors in the Units by Selling Agent shall be limited to the offering memorandum, subscription agreements and limited liability partnership agreement for the Partnership at issue and related materials provided to Selling Agent by Promoter, and Selling Agent shall not provide any prospective investors with any additional information not authorized in writing or directly provided by Promoter in connection with the offering and sale of the Units.

         3.6. COMPLIANCE ACTIVITIES. Selling Agent acknowledges and agrees that the performance of certain compliance activities regarding the independent sales offices ("ISO's") selling Partnership Units to investors and, if applicable, regarding investor participation in the Partnership is a responsibility of Selling Agent hereunder. Selling agent shall perform the following compliance activities ("Compliance Activities"), which shall include, without limitation, the following:

                  3.6.1. Selling Agent shall receive from the Partnership or, if applicable, its escrow agent, a copy of each subscription application package (the "Application") submitted by any person or entity submitting such an application package for admission as a Partner in the Partnership (such persons are referred to herein as "Prospective Partners");

                  3.6.3. Selling Agent shall review each Application to determine whether the Prospective Partner submitting such application properly completed and executed such Application;

                  3.6.3. Selling Agent shall examine each Application to determine whether the Prospective Partner completing such Application meets the suitability and other qualifications set forth in such Application and the Partnership Memorandum for admission to the Partnership as a Partner.

                  3.6.4. Selling Agent shall contact each Prospective Partner submitting an Application telephonically and obtain answers to all of the questions contained in Exhibit "A" to this Agreement (the "Compliance Script") in a recorded telephone conversation with each such Prospective Partner.

                  3.6.5. Within ten (10) days of receipt of each Application by Selling Agent, Selling Agent shall communicate in writing to the Managing Partner of the Partnership, to the attention of its president, whether each such Prospective Partner is qualified to become a Partner in the Partnership. This communication shall be in the form of Exhibit "B" attached hereto and incorporated herein by this reference;

                  3.6.6. Selling Agent shall handle all communications, whether oral or written, with ISO's selling the Partnership Units;

                  3.6.7. Selling Agent shall attempt to identify and contract with ISO's for sales of the Partnership Units;

                  3.6.8. Selling Agent shall ensure that any and all ISO's selling the Partnership Units execute and comply with the ISO Agreement attached hereto as Exhibit "C" and incorporated herein by this reference;

                  3.6.9. Selling Agent shall, from time to time, conduct telephonic "reviews" with the offices of ISO's selling the Partnership Units to ensure that such ISO's are complying with the terms of their ISO Agreements with the Partnership and in the sole discretion of Selling Agent, may, from time to time, make "field audit" trips to the physical offices of ISO's;

                  3.6.9. Selling Agent shall work with Promoter in developing and securing Promoter's approval of sales scripts and ancillary sales materials to be used by the ISO's in selling the Units;

                  3.6.10. Selling Agent shall be telephonically available to Promoter to answer questions during the Offering period; and

                  3.6.11. Selling Agent shall take such further actions as Selling Agent, Promoter and the Partnership deem reasonably necessary in connection with and in furtherance of this Agreement and Selling Agent's duties hereunder.

4. USE OF PROMOTER'S MATERIALS. The parties agree that Promoter will provide to Selling Agent all marketing, promotional and distribution materials to be used by Selling Agent in the marketing and sale of the Units. Promoter will provide no other information or materials to Selling Agent. Notwithstanding anything to the contrary herein, Selling Agent shall arrange for the preparation of the offering memorandum and related materials for each Partnership, such as the Exhibits to the offering memorandum (subscription agreements, tax opinions, limited liability partnership agreements, etc.), and any promotional video, glossy pocket folder with promotional attachments and/or Promoter approved sales script.

5. LEADS AND CUSTOMER LISTS. Promoter shall in no way control the method of client and lead generation engaged in by Selling Agent or ISO's except as provided for in 3.1 above. All partners, Prospective Partners, customers, ISO's, leads, customer lists and related name, address, contact, referral, phone numbers and related information, whether provided or generated by Selling Agent or Promoter, shall at all times remain the sole and exclusive confidential proprietary information and property of Selling Agent, and shall not be used in any way, directly or indirectly, by Promoter or its affiliates, principals, attorneys, agents, subsidiaries, parent entities or assigns for any purpose not authorized in advance, in writing by Selling Agent. Notwithstanding the above, Promoter may use such confidential proprietary information in discharging its duties as managing partner of the partnerships,

6. COMMUNICATIONS WITH PROMOTER. Promoter shall keep Selling Agent apprised in writing of all material information affecting the sale of the Units of any Partnership by Selling Agent or Selling Agent's ISO's pursuant to the terms of this Agreement.

7. RECEIPT OF PROCEEDS. All proceeds from the marketing and sale of Units by Selling Agent will be remitted directly by the subscribing Partner to the Partnership or, if applicable, the Partnership escrow agent, and not to Selling Agent. Selling Agent shall not instruct any potential investor to remit any funds directly to Selling Agent, and any funds received by Selling Agent from any potential investor shall be forwarded via overnight courier for next day delivery to the Partnership or the Partnership escrow agent, and no funds (or portion thereof) so received by Selling Agent shall under any circumstances be retained by Selling Agent.

8. COMPENSATION. As full and exclusive compensation for the services provided by Selling Agent hereunder, Promoter will grant to Selling Agent an exclusive, freely transferable Five (5) year renewable option to market LLP partnerships beginning on the effective date of this Agreement and expiring on September l0th 2003, which LLP partnerships shall have the right to participation in all profits, based on 35% of the adjusted gross profits from the distribution and offering of Power Source electricity services provided by Promoter in the State of California in any one or all of the Districts and territories (the "District", "Districts", "Territories" or "Territory" as the context may require) described in Exhibit "D" attached hereto incorporated herein by this reference and funded under this agreement. Selling Agent agrees with exclusive minimum goal of one district minimum per month as follows, no minimum for first 60 days, one district sold each month thereafter. Unit sales shall commence immediately upon completion of sales contract, memorandum, subscription agreements and brochures. In the event selling agent does not attain the above performance level then selling agent agrees to bring on board other ISO's bound by the same terms and conditions of this agreement, under their direction and at their expense. The option for each such Territory may be exercised by Selling Agent or its assignees for the flat fee price of $210,000.00 to be paid by Selling Agent or its assignee to Power Source. In the event of the exercise of one or more of these options, the Limited Liability Partnership entity exercising the option shall become a licensed local affiliate of West Coast Energy Corporation and Power Source, with the exclusive right to participation in all profits, based on 35% of the adjusted gross profits from the distribution and offering of Promoter's retail electric in their District for a period of
(25) years, with additional rights to extend such initial period for FIVE (5) successive FIVE (5) year terms.

This Agreement shall not be construed as a license to sell Electricity by Selling Agent. Any understanding regarding the marketing of electricity or electrical services by Selling Agent may be defined under separate agreement

Any ISO contracted by promoter prior to effective date of this agreement will be divulged to Selling Agent under Exhibit E, and turned over to Selling Agent for management. If such ISO's selling format is not in conformity with that of Selling Agent then at Selling Agent's sole option, Selling Agent may express in writing to Promoter Selling Agent's rejection of such ISO, in which case Promoter shall be responsible for the management of such previously contacted ISO, and such ISO shall be exempt from the terms of this Agreement.

ADDITIONAL COMPENSATION IN WARRANTS. Power Source hereby grants Selling Agent 39,000 warrants (the "Warrant Grant"), each warrant granting the option to Selling Agent, or its assigns, to purchase 1 share of the Common stock of Power Source at $2.50 per share, provided that this Warrant Grant is subject to whole or partial reversion to Power Source pursuant to the following condition subsequent. For each Territory described in Exhibit "D" that is not funded by or through Selling Agent or Selling Agent's ISO's on or before September 10, 2003 (the "Funding Date"), the number of warrants granted to Selling Agent by Power Source in the Warrant Grant shall be reduced by 1,000. For example, in the event that Selling Agent and/or its ISO's funded only twenty (20) of the thirty nine
(39) Districts by the Funding Date, then the total number of warrants granted pursuant to the Warrant Grant would be reduced from 39,000 to 20,000 39,000 maximum Warrant Grant less (19 unfunded Territories x 1,000 warrants per unfunded Territory).

9. TERM. The term of this Agreement shall begin on the earlier of September 10th, 1998, or the date that the last party to execute this Agreement so executes and continue until August, 2003, unless sooner terminated pursuant to the terms of this Agreement. Upon the expiration of the Term, the Agreement shall only be extended by the written Agreement of both parties. The terms and conditions of this Agreement relating to non-circumvention, proprietary and confidential information, any options granted hereunder and any representations and/or warranties of Promoter shall survive termination of this Agreement.

10. EARLY TERMINATION. Either party may terminate this Agreement, with or without cause, by giving the other party (180) days written notice of its intention to so terminate. Upon early termination pursuant to this section, or any other section, Promoter will return any and all materials provided to it by Selling Agent within five (5) days of the effective date of termination. Promoter shall not retain any copies of any materials provided to Promoter by Selling Agent relating to the Units. In the event of termination of this Agreement, Selling Agent will, as of the effective date of such termination, cease all activities relating to the marketing and sale of Units.

11. INDEPENDENT CONTRACTOR. Neither party shall be deemed to be an employee of the other party, each party being an independent contractor free to pursue and control the methods by which it achieves any result in any matter controlled by this Agreement, subject to the terms and conditions of this Agreement. Selling Agent shall bear full responsibility for the manner in which it conducts its marketing and sales activities and its method of supervision over its ISO's, employees, agents, affiliates and independent contractors.

 12. TAXES AND EXPENSES. Selling Agent is responsible for paying any and all taxes, federal, state, local and otherwise, on income received by Selling Agent pursuant to the terms of this Agreement. Selling Agent shall be solely responsible for any and all expenses incurred in connection with the marketing and sale of the Units, except for the costs of the promotional and marketing packages which Promoter shall provide to Selling Agent at Promoter's expense. Promoter agrees to provide such promotional and marketing packages to selling agent at no cost to selling agent. Material provided at no cost, should not exceed $5,000 of expense for such material per District funded by Selling Agent.

13. REPRESENTATIONS AND WARRANTIES. The parties hereto hereby undertake, represent and warrant the following with respect to themselves, which shall survive the termination of this Agreement:

         13.1. NO CONFLICTING OBLIGATIONS. No party has entered into any oral or written agreement which would impair any of the rights granted and obligations incurred under this Agreement, or limit the effectiveness of this Agreement. The execution and delivery of this Agreement will not result in a breach of, or default under, any other agreement, law or regulation to which any of the respective parties is subject;

         13.2. NO THREATENED, PENDING OR CONFLICTING CLAIMS OR ACTIONS. The parties are not aware of any threatened, pending or conflicting claims or actions which may limit or impair their respective abilities to enter into this Agreement or adversely affect any of the rights granted or obligations incurred hereunder;

         13.3. NO VIOLATION OR INFRINGEMENT. The full exercise of the rights granted to the respective parties and the obligations incurred by the respective parties hereunder will not violate or infringe upon any rights of any third party;

         13.4. GOOD FAITH. The parties will act in good faith in connection with this Agreement.

         [13.5. INDEPENDENT ACCOUNTANT. The parties agree that Bandara and Associates accountants will act as an independent escrow agent for receiving and disbursing funds for each Partnership during the period of raising capital from investors for each such Partnership. Each Partnership shall bear the cost of the independent accountant for each such respective partnership.] DELETED TEXT

         13.6. PRO RATA PAYOUT OF FUNDS RAISED. As funds are cleared in the escrow account for each Partnership, the independent accountant/escrow agent for each such Partnership shall pay out on Friday of each week such funds as have cleared through the preceding Tuesday of each week. The total amount payable to Power Source pro rata as funds are raised shall be equal to $2l0,000, assuming full funding of each partnership. All funds shall be paid out to Power Source, Selling Agent, Selling Agent's ISO's and other persons and/or entities in accordance with written escrow instructions drafted by or at the direction of Selling Agent, in Selling Agent's discretion. All funds will be paid out according to the percentages of total offering funds to be received by each payee on pro rata basis.

14. PROMOTER'S REPRESENTATIONS AND WARRANTIES.

         14.1. NO BAR TO CONTRACT. Promoter is not subject to any agreement which would restrict its ability to enter into this Agreement with Selling Agent;

         14.2. NO CLAIMS OR ACTIONS. Promoter is not aware of any claims or actions which limit or impair the rights granted or obligations incurred by it hereunder;

         14.3. LIMITATION ON ACTIONS. Promoter's remedies for any actual or alleged breach of this Agreement by Selling Agent shall be limited to money damages, and the total amount of money damages to which Promoter shall be entitled in the event of breach of this Agreement by Selling Agent shall in no event exceed gross amount funded to the partnership by the Selling Agent pursuant to the terms of this Agreement. Further, Promoter shall not proceed and is absolutely barred from seeking any recovery of any type from any person or entity other than Selling Agent and ISO's, and neither Promoter, its affiliates, agents, employees, independent contractors, attorneys or clients may seek recovery from any person or entity other than Selling Agent and ISO's.

         14.4. NON-CIRCUMVENTION. Promoter shall not disrupt, damage, impair, or interfere with the business of Selling Agent by way of interfering with or raiding Selling Agent's employees, or disrupt Selling Agent's relationships with ISO's, which Selling Agent introduces to Promoter, customers, leads, agents, vendors, representatives, or otherwise. Promoter further agrees that Promoter will not, directly or indirectly, for Promoter or on behalf of, or in conjunction with any other person. firm, partnership, or corporation, divert or take away or attempt to divert or take away, call on or solicit or attempt to solicit the business or patronage of any of Selling Agent's ISO's, customers, patrons, suppliers, including but not limited to those with whom Promoter became acquainted as a result of Selling Agent's relationship with Promoter, such as parties seeking to raise money for other projects which they may have in the future. The parties agree that Selling Agent's actual damages in the event of any such circumvention of Selling Agent by Promoter in breach of this covenant would be extremely difficult to determine, and therefore the parties agree that a reasonable estimate of such damages is an amount equal to Twenty (20%) of the gross offering price of any and all projects which Promoter undertakes to sell or otherwise participate in any way with any person or entity introduced to Promoter by Selling Agent who is any way associated with, whether directly or indirectly, Selling Agent or any project which Selling Agent is selling or otherwise involved. Promoter has disclosed all existing relationships, if any, which it has at the time of execution of this Agreement with any persons or entities who would not be subject to terms of this paragraph on a separate Exhibit to this Agreement, which, if applicable, is attached hereto and incorporated herein by this reference.

         14.5. NON-DISCLOSURE.

                  14.5.1. CONFIDENTIAL INFORMATION DEFINED. For purposes of this Agreement, Promoters and Selling Agent Confidential Information shall mean: proprietary ideas, techniques, products, formulas, discoveries, formats, processes, improvements and enhancements which relate to the development and acquisition of capital, capital funding and capital acquisition resources, business plans, agreements, research, programs, teaching techniques, trade secrets, research and development and test results, specifications, data, know-how, formats, strategies, forecasts, unpublished financial data, information, budgets, projections and customer and supplier identities and characteristics, customer lists, customer leads or potential customers or those persons or entities for whom the respective Parties perform services for, marketing strategies, trade secrets, copyrightable works of authorship, trademarks and service marks and like information. Confidential Information shall be defined broadly and shall also include the following: 1) any information that has commercial value or other utility in the business of the respective Parties or their Customers or that the respective Parties or their Customers are likely to engage in, and 2) any information which if disclosed, would be detrimental to the respective Parties or their Customers, whether or not such information is identified as Confidential Information.

                  14.5.2. HANDLING OF CONFIDENTIAL INFORMATION. Promoter and Selling Agent acknowledge that the Confidential Information is essential to the goodwill of the business of Promoter and Selling Agent. Promoter and Selling Agent shall hold and maintain the Confidential Information in strictest confidence and in trust for the sole and exclusive benefit of Promoter and Selling Agent. Promoter and Selling Agent shall not use for its own benefit, publish or otherwise disclose to others, or permit the use by others for their benefit. Promoter and Selling Agent shall carefully restrict access to the Confidential Information to those of its officers, directors, and employees who clearly need such access in order to participate on behalf of Promoter and Selling Agent in discharging the duties of Promoter and Selling Agent hereunder. Promoter and Selling agent will advise each of the persons to whom it provides access to any of the Confidential Information that such persons are strictly prohibited from making any use, publishing or otherwise disclosing to others, or permitting others to use for their benefit or to the detriment of Promoter and Selling Agent, any of the Confidential Information. Promoter and Selling Agent shall take all necessary action to protect the confidentiality of the Confidential Information, except for its disclosure as stated in this paragraph.

         14.6. AUTHORITY. The person or persons executing this Agreement on behalf of Promoter and Selling Agent are duly authorized by any necessary action of Promoter and Selling Agent to execute this Agreement on Promoter's and Selling Agent's behalf and such person or persons possess(es) the authority to so execute.

         14.7. PROVISION OF MANAGING PARTNER FOR PARTNERSHIPS. Selling Agent shall be responsible for the designation and establishment of the initial managing Partner for each partnership until such time as the partnership has been established and funded, at which time West Coast Energy agrees to assume partnership management The initial managing partner's duties shall include but not be limited to receiving all correspondence from Unit purchasers, immediately depositing all funds received from investors to Accountants bank LLP trust account, preparing receipt for deposit and funds distribution report to accountants, preparing records to be turned over to West Coast Energy at completion of each LLP's funding, same day notification and full disclosure to PCFG of receipt of purchaser information and subscription agreement, notifying purchasers of all company news releases and arranging for required tax reporting with accountants.

         14.8. CONTRACT BETWEEN PROMOTER ENTITIES. West Coast Energy Co. has contracted with Power Source to arrange for the provision of the energy, electricity, expertise and services necessary to permit each Partnership to accomplish the marketing, distribution and resale of electricity to the retail market place, to hold, invest, utilize, develop, sell and otherwise properly manage each Partnership and any distributions to each Partnership and distributions to each Partnership's investors. Additionally through contracts between West Coast Energy Co. and Power Source and between those entities and third parties, Promoter has the resources and will provide to each Partnership in sufficient quantities to reasonably satisfy demand in each Partnership Territory wholesale energy, advertising, promotion, retail sales generation, support and service, monthly billing systems for retail customers, operating reports, net earnings reports and mechanisms for distribution of earnings to each Partnership and each such Partnership's investors on a calendar quarterly basis, with the first such distribution for each such Partnership to occur on the date that is six months after the date of commencement of operations for each such Partnership.

         14.9. EXCLUSIVITY OF AGREEMENT. This Agreement grants exclusive rights to fund partnership units for the subject matter of this Agreement to Selling Agent for each and every Territory described in Exhibit D, subject to Selling Agent's meeting the minimum performance standards described herein. Selling Agent shall have non-exclusive rights with respect to the marketing of power within each Territory.

         14.10. LIQUIDITY OPTION. Promoter shall establish and provide to the investors in each Partnership a mechanism for exchanging Partnership interests for an interest in Power Source within six (6) months of the full funding of each Partnership.

15. DEVOTION OF RESOURCES TO PROJECT. Promoter shall devote the resources, time, skill and effort necessary or helpful to fulfill its obligations, commitments and duties set forth in this Agreement. Promoter understands and agrees that Selling Agent may promote, market and sell investments, opportunities and ventures other than the Units so long as such activities do not materially interfere with Selling Agents obligations, commitments and duties under this Agreement.

16. ASSIGNMENT. Selling Agent may assign, transfer or otherwise encumber this Agreement or the rights hereunder. Promoter may only assign its rights, interest or duties in this Agreement provided the assignee/transferee is qualified, licensed and fully capable, including financially capable of carrying on the operations, duties, distributions and responsibilities of the Promoter to the Partnerships and their mutual customers and suppliers.

17. REPRESENTATION OF UNDERSTANDING. All parties to this Agreement acknowledge and agree that the terms of this Agreement are contractual and not mere recital, and all parties represent and warrant that they have carefully read this Agreement, have fully reviewed its provisions with their attorneys, know and understand its contents and sign the same as their own free acts and deeds.

18. ENTIRE AGREEMENT. This Agreement and its attachments and references attached hereto and discussed herein reflect the final expression of the parties' agreement and contains a complete and exclusive statement of the terms of that Agreement, which terms supersede all previous verbal and written agreements. There are no other agreements, representations, or warranties not set forth herein. No part of this Agreement may be amended or modified in any way unless such amendment or modification is expressed in a writing signed by all parties to this Agreement.

19. GOVERNING LAW. The parties to this Agreement agree that all questions respecting the negotiation, execution, construction, interpretation or enforcement of this Agreement, or the rights, obligations and liabilities of the parties hereto, shall be determined in accordance with the applicable provisions of the laws of the State of California, as amended from time to time.

20. NOTICES. All notices or other documents under this Agreement shall be in writing and delivered personally or mailed by certified mail, postage prepaid, addressed to the party being noticed at its last known address.

21. NON-WAIVER. The failure of any party to insist upon the prompt and punctual performance of any term or condition in this Agreement, or the failure of any party to exercise any right or remedy under the terms of this Agreement on any one or more occasions shall not constitute a waiver of that or any other term, condition, right, or remedy on that or any subsequent occasion, unless otherwise expressly provided for herein.

22. BINDING EFFECT. The provisions of this Agreement shall be binding upon and inure to the benefit of each of the parties and their respective successors and assigns. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person, partnership, or corporation, other than the parties, their successors and assigns, any benefits, rights, or remedies under or by reason of this Agreement, except to the extent of any contrary provision herein contained.

23. ATTORNEYS FEES. Should it be necessary to institute any action to enforce the terms of this Agreement, the parties hereby agree that the prevailing party in any such action shall be entitled to recover its reasonable attorneys' fees. Attorneys' fees and costs include but are not limited to costs for expert witness and any appeals. This paragraph shall remain independent from any judgment entered to enforce its terms, shall not merge therewith, and shall entitle the prevailing party to attorneys' fees and costs incurred in connection with post judgment collection and enforcement efforts.

24. SEVERABILITY. If any provision of this Agreement is held by a court to be unenforceable or invalid for any reason, the remaining provisions of this Agreement shall be unaffected by such holding.

25. CONSTRUCTION. This Agreement was drafted jointly by the parties and their attorneys, and its provisions shall not be construed against either party.

26. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. When all of the parties and signatories have executed any copy hereof, such execution shall constitute the execution of this Agreement.

27. NON-WAIVER. The failure of any party to insist upon the prompt and punctual performance of any term or condition in this Agreement, or the failure of any party to exercise any right or remedy under the terms of this Agreement on any one or more occasions shall not constitute a waiver of that or any other term, condition, right, or remedy on that or any subsequent occasion, unless otherwise expressly provided for herein.

28. HEADINGS. Headings in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.

IN WITNESS WHEREOF, the parties execute this Agreement.

SELLING AGENT
POWER CAPITAL FUNDING GROUP, INC.
A California Corporation


By: /s/ Ron Johnson                   & By: /s/ Ron Johnson
    ----------------------------            ----------------------------
    Ron Johnson, President                                 , Secretary




PROMOTER
POWER SOURCE, INC.
a ________________ Corporation

________________________, INC.


By: /s/ Roman Gordon                  & By: /s/ Illya Bond
    ----------------------------            ----------------------------
    Roman Gordon, President                 Illya Bond, Secretary


AND CO-PROMOTER

WEST COAST ENERGY CO., INC.
a ________________ Corporation

________________________, INC.

By:                                   & By:
    ----------------------------            ----------------------------
                     , President                            , Secretary